

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 10, 2018

Jonathan Wilson
Chief Financial Officer
Radisys Corporation
5435 NE Dawson Creek Drive
Hillsboro, Oregon 97124

> **Re: Radisys Corporation**
> **Registration Statement on Form S-3**
> **Filed March 30, 2018**
> **File No. 333-224046**

Dear Mr. Wilson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Amar Budarapu, Esq.
Baker & McKenzie LLP